         Filed by F&M Bancorp Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934
Subject Company:  F&M Bancorp
Commission File No.: 000-12638
Date: March 13, 2003

               This filing relates to a proposed merger (the “Merger”) between Mercantile Bankshares Corporation (“Mercantile”) and F&M Bancorp (“F&M”) pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003 by and between Mercantile and F&M.

              The following are written materials used in a presentation held on March 13, 2002 for analysts  and investors regarding the Merger.

MERCANTILE

MERCANTILE BANKSHARES CORPORATION

Acquisition of:

F&M BANCORP

THE COMBINATION OF TWO PREEMINENT MARYLAND BANKING INSTITUTIONS

March 13, 2003

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between F&M Bancorp ("F&M") and Mercantile Bankshares Corporation ("Mercantile"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Mercantile's and F&M's plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (iii) other statements identified by words such as "expects" "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Mercantile and F&M and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Mercantile and F&M may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of F&M may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Mercantile's and F&M's markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations; and (11) the involvement of the United States and its allies in a possible war in southwest Asia could have unpredictable negative affects on our businesses and the economy. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Mercantile's and F&M's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

Mercantile and F&M caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Mercantile or F&M or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Mercantile and F&M do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Transaction Highlights

- Transaction solidifies Mercantile's position as the largest Maryland-based franchise, enhancing already strong presence by increasing market share in high growth areas and affording entry to new markets
- Creates #2 ranked deposit franchise in State of Maryland, with leading share in affluent, high-growth markets
- Accretive to GAAP and Cash EPS in the first full year of combined operations
- Identified, achievable cost savings
- Significant revenue enhancement opportunities (not included in financial analysis)


PA
WV
DE
VA
MD

Table of Contents

Transaction Summary

Transaction Summary

Transaction:	Mercantile Bankshares Corporation acquisition of F&M Bancorp
Purchase Price:	$46.00 per share (1)
Transaction Value:	$505 million (including options)
Structure:	75% Stock / 25% Cash
Exchange Ratio:	Fixed at 1.2831 Mercantile shares for each share of F&M stock
Cash Portion:	Fixed at $46.00 per share
Tax Status:	Tax-free reorganization
Due Diligence:	Extensive review completed, including a detailed credit check
Board Representation:	Two F&M Directors to be added to Mercantile holding company board

(1) Based on Mercantile's trailing 10-day average stock price

Transaction Summary

Collars:	None
Walk-Away:	Double Trigger
	(1) More than 20% decline in Mercantile's 20-day trailing average stock price as compared to closing price at announcement
	and
	(2) More than 20% decline relative to NASDAQ Bank Index
Required Approvals:	F&M Shareholders and customary regulatory approvals
Timing:	Third/ Fourth Quarter 2003 Consolidation completed prior to end of 2003

Transaction Summary

- Multiples in line with comparable transactions

	Implied Transaction Multiples	Comparable Transactions (1) Mean	Comparable Transactions (1) Median
Transaction Price as a Multiple of:			
LTM 2002 EPS	20.4x	21.5x	20.5x
I/B/E/S 2003 Estimated EPS	19.2x		
Book Value	2.68x	2.40x	2.23x
Tangible Book Value	2.71x	2.82x	2.93x
Core Deposit Premium	19.5%	18.9%	19.2%

(1) Comparable transactions based on ten Mid Atlantic commercial bank transactions greater than $25 million in transaction value announced from 1/1/02 to present

Strategic Benefits

Strategic Benefits

- Transaction solidifies Mercantile's position as the largest Maryland-based franchise, enhancing already strong presence by increasing market share in high growth areas and affording entry to new markets
- Unique opportunity to achieve significant cost savings and strong growth
- Excellent geographic fit; enhances position in some of Maryland's best markets
- Combination of retail and commercial strength with potential for investment management
- Shared philosophy of customer-oriented, community focus; strong credit quality
- Adds management talent in both line and support functions
- Execution risk mitigated by affiliate structure; same operating systems

Strategic Benefits

- Achieve #2 market share in State of Maryland
- Gain #1 market share in both Frederick and Carroll counties
- Strengthen positions in the affluent and fast growing markets of Baltimore, Howard and Montgomery counties
- Entry to new market in Washington County

	Pro Forma w/ F&M							
	Branches	Deposits ($M)	Market Share	Pro Forma Ranking	Avg. Household Income ($000)	5 Yr. Projected Growth	Per Capita Income ($000)	5 Yr. Projected Growth
Maryland	208	8,607	13.3%	2	75.6	17.8%	28.9	19.1%
Frederick County, MD	24	914	38.9%	1	80.8	22.6%	29.7	24.1%
Carroll County, MD	24	735	36.0%	1	71.5	15.7%	25.3	16.7%
Baltimore County, MD	20	1,132	9.7%	4	74.0	17.2%	30.3	18.9%
Howard County, MD	13	357	13.9%	4	94.9	16.3%	34.8	16.2%
Washington County, MD	8	184	12.6%	4	52.0	16.4%	20.8	18.2%
Allegany County, MD	4	57	8.7%	4	41.3	14.2%	17.6	16.6%
Montgomery County, MD	13	502	2.9%	10	109.0	18.1%	40.8	18.1%

Source: SNL Financial, Claritas, deposit data as of June 2002.

Overview of F&M

Franchise Summary

- F&M has leading market share in the high-growth communities it serves
- Shares Mercantile culture of customer-oriented focus and strong credit quality


DC
MD

- Assets: $2.1 billion
- Loans: $1.3 billion
- Deposits: $1.6 billion
- Equity: $185 million
- Income: $24.5 million
- ROE: 13.8%
- ROA: 1.3%
- NPAs/ (Loans +OREO): 0.19%
- 49 branches, 5 business unit offices and 81 ATMs

Overview of F&M

Balance Sheet Composition and Asset Quality

Total Loans: $1.3B


Consumer 21%
Residential real estate 27%
Commercial 13%
Real estate construction 8%
Commercial real estate 31%

Total Deposits: $1.6B


Certificates of deposits 38%
Noninterest-bearing demand 17%
Interest-bearing checking 14%
Money market accounts 17%
Savings 14%

Nonperforming Assets/ (Loans + OREO)	0.19%
Reserves/ Loans	1.05%
Reserves/ Nonperforming Assets	548.70%
Net Chargeoffs/ Average Loans	0.13%

Pro Forma Financial Impact

Pro Forma Financial Impact

- Significant in-market acquisition opportunity
  - One of only three institutions in Maryland (excluding Mercantile) with more than $1 billion in assets
- Significant branch overlap allows for easy integration into Mercantile affiliate banking network, with bulk of F&M in a combined bank based in Frederick
- Both F&M and Mercantile are on the same operating platform, making systems conversion in connection with the transaction unnecessary and franchise integration smooth
- Provides attractive financial returns:
  - GAAP and cash earnings accretion
  - Efficiency ratio following integration projected to be in line with Mercantile's current operations
- Capital ratios, reserves and asset quality remain strong

Pro Forma Financial Impact

Transaction Assumptions

- Based on I/B/E/S median earnings estimates
- Transaction assumed to close third quarter 2003
- Cost savings estimated at $26.5 million pre-tax to be fully phased in by 2004
- Revenue enhancements identified but not included in financial analysis
- Mercantile has available the cash component of the consideration
- Core deposit intangible estimated at 4.0% of core deposits amortized on a straight-line basis over 7 years

Pro Forma Financial Impact

Earnings Projections

(Dollars in millions, except per share data)

- Accretive to GAAP and Cash EPS by the fourth quarter of combined operations and for the first full year

	Projections for Fiscal Year 2004
Mercantile Earnings (1)	$218.6
F&M Earnings (2)	29.0
Anticipated After-tax Cost Savings (3)	16.0
After-tax Opportunity Cost of Cash (4)	(4.1)
After-tax Core Deposit Amortization Expense (5)	(3.4)
Pro Forma Net Income	$256.3
Intangible Amortization Expense	4.4
Pro Forma Cash Net Income	$260.6
Pro Forma GAAP EPS	**$3.20**
Pro Forma Cash EPS	**$3.26**

(1) Based on I/B/E/S 2004 mean estimates and fourth quarter 2002 average fully diluted shares outstanding

(2) Based on I/B/E/S 2003 mean estimate plus growth at consensus rate of 9.5% and fourth quarter 2002 average fully diluted shares outstanding plus add back of pre-acquisition intangible amortization expense

(3) Assumes realization of $26.5 million in cost savings

(4) Assumes 4.2% pre-tax opportunity cost on cash portion of consideration and $35 million in non-recurring charges

(5) Assumes 4.0% core deposit intangible, 7 year straight-line amortization

Pro Forma Financial Impact

GAAP and Cash EPS Accretion

	Projections for Fiscal Year 2004
Stand Alone GAAP EPS	$3.15
Pro Forma GAAP EPS	$3.20
GAAP Accretion to Mercantile ($)	**$0.05**
GAAP Accretion to Mercantile (%)	**1.7%**
Stand Alone Cash EPS	$3.16
Pro Forma Cash EPS	$3.26
Cash Accretion to Mercantile ($)	**$0.09**
Cash Accretion to Mercantile (%)	**3.0%**

Pro Forma Financial Impact

Cost Savings and Non-Recurring Charges

(Dollars in millions, except per share data)

	Projections for Fiscal Year 2004
Branch Consolidation **(1)**	$5.35
Technology & Operations	5.00
Business Line Consolidation	4.65
Corporate Overhead	11.50
Total Cost Saves	**$26.50**

- Non-recurring charge of $35 million is expected in 2003

(1) Assumes consolidation of 21 F&M and Mercantile branches

Pro Forma Financial Impact

Loan Portfolio

Mercantile Loans: $7.3B



Residential real estate 15%
Commercial real estate 28%
Real estate construction 11%
Commercial 32%
Consumer 14%

F&M Loans: $1.3B



Residential real estate 27%
Commercial real estate 31%
Real estate construction 8%
Commercial 13%
Consumer 21%

Pro Forma Loans: $8.6B



Residential real estate 16%
Commercial real estate 28%
Real estate construction 11%
Commercial 30%
Consumer 15%

Pro Forma Financial Impact

Deposit Mix

Mercantile Deposits: $8.3B


Noninterest-bearing demand 25%
Interest-bearing checking 12%
Savings 12%
Money market accounts 16%
Certificates of deposits 35%

F&M Deposits: $1.6B


Noninterest-bearing demand 17%
Interest-bearing checking 14%
Savings 14%
Money market accounts 17%
Certificates of deposits 38%

Pro Forma Deposits: $9.9B


Noninterest-bearing demand 24%
Interest-bearing checking 13%
Savings 12%
Money market accounts 16%
Certificates of deposits 35%

Pro Forma Financial Impact

Capital Ratios and Asset Quality (as of 12/31/02)

	MRBK	FMBN	Pro Forma
Tangible Equity/ Tangible Assets	11.37%	8.71%	9.80%
Tier I Ratio	15.00%	11.74%	14.48%
Total Capital Ratio	16.29%	12.67%	15.71%

	MRBK	FMBN	Pro Forma
Nonperforming Assets / (Loans + OREO)	0.46%	0.19%	0.42%
Reserves / Loans	1.90%	1.05%	1.77%
Reserves / Nonperforming Assets	413.70%	548.70%	423.04%
Net Chargeoffs / Average Loans	0.27%	0.13%	0.25%

Summary Conclusions

- Transaction solidifies Mercantile's position as the largest Maryland-based franchise, enhancing already strong presence by increasing market share in high growth areas and affording entry to new markets
- Creates #2 ranked deposit franchise in State of Maryland, with leading share in affluent, high-growth markets
- Accretive to GAAP and Cash EPS in the first full year of combined operations
- Identified, achievable cost savings
- Significant revenue enhancement opportunities (not included in financial analysis)


PA
WV
DE
VA
MD

F&M and Faye E. Cannon, F&M's President and Chief Executive Officer, and certain of F&M's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of F&M in favor of the Merger. The other executive officers and directors of F&M who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Cannon and F&M's other executive officers and directors in F&M is set forth in the proxy statement for F&M's 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2002. In addition to those interests (i) Ms. Cannon and David R. Stauffer will receive, at the closing time of the Merger, cash payments in respect of foregone option grants of F&M common stock, (ii) Mercantile will maintain a split-dollar life insurance policy for James L. Hogan, (iii) certain executive officers, including Ms. Cannon, may be entitled to receive lump sum payments of amounts due under certain individual severance agreements or under the FMNB Executive Supplemental Income Plan, (iv) two members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of Mercantile following the Merger, (v) four members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of a wholly-owned subsidiary bank of Mercantile following the Merger, (vi) a wholly-owned subsidiary bank of Mercantile will form an advisory board which will include all members of F&M's current board of directors, each member will serve for an initial term of four years at a rate of $15,000 per year, (vii) each executive officer will be entitled to receive reimbursement for tax advice and financial planning, subject to a limit of $5,000 per executive and (viii) each of the F&M's directors will receive a lump sum payment of $21,000 under the Unfunded Deferred Compensation Plan for Non-Employee Directors when such director ceases to be a member of F&M's board. If and to the extent that Ms. Cannon and Messrs. Stauffer and Hogan will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Cannon and Messrs. Stauffer and Hogan and F&M's other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

F&M and Mercantile intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the Merger. The proxy statement/prospectus will be mailed to the stockholders of F&M. Investors and security holders of F&M and Parent are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about F&M, Mercantile and the Merger.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or Mercantile with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M's website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 237-5900.

Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

MERCANTILE

MERCANTILE BANKSHARES CORPORATION